UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition

Following this cover page are the unaudited financial results for the six months ended June 30, 2011 of Prime Acquisition Corp.

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEET

	June 30, 2011	December 31, 2010
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	$150,055	$14,701
Investments held in trust at amortized cost	36,612,814	-
Prepaid expenses	53,160	2,700
Due from related party	153	-
Deferred offering costs	-	358,900
Fixed assets, net	2,563	2,983
Total assets	$36,818,745	$379,284

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accrued expenses	$112,720	$247,577
Due to related party	-	12,759
Deferred underwriters fees	1,022,833	-
Notes payable to stockholders	-	150,000
Total current liabilities	1,135,553	410,336

Ordinary shares, subject to possible conversion, 3,031,969 shares
and 0 shares stated at conversion value, respectively	30,380,329	-

STOCKHOLDERS' EQUITY
Ordinary shares, $.001 par value
Authorized 50,000,000 shares;	1,863	1,564
4,894,983 and 1,564,000 shares issued and outstanding, respectively
Additional paid-in capital	5,583,248	34,374
Deficit accumulated during the development stage	(282,248)	(66,990)
Total stockholders' equity	5,302,863	(31,052)
Total liabilities & stockholders' equity	$36,818,745	$379,284

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF OPERATIONS

		For the period	For the period
	For the six	from February 4, 2010	from February 4, 2010
	months ended	(Inception) to	(Inception) to
	June 30, 2011	June 30, 2010	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$-	$-	$-
Operating expenses	(221,976)	(15,065)	(283,649)
Formation costs	-	(5,317)	(5,317)

Total operating expenses	(221,976)	(20,382)	(288,966)

Operating loss	(221,976)	(20,382)	(288,966)

Interest income	6,718	-	6,718

Net loss available to ordinary stockholders	$(215,258)	$(20,382)	$(282,248)

Weighted average shares outstanding	1,796,883	1,408,750

Basic and diluted net loss per share	$(0.12)	$(0.01)

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Unaudited)
For the period February 4, 2010 (Inception) to June 30, 2011

			Additional
	Ordinary Shares		Paid-in	Deficit	Stockholders
	Shares	Amount	Capital	Accumulated	Equity
Ordinary shares issued February 18, 2010 for cash at $0.001
per share	1,408,750	$1,409	$-	$-	$1,409

Ordinary shares issued November 25, 2010 for cash at 0.001
per share	155,250	155	-	-	155

Forfeiture of Initial Shareholders' shares	(156,400)	(156)	156	-	-

Proceeds from sale of warrants in private placement	-	-	1,638,800	-	1,638,800

Proceeds from initial public offering net of offering costs and
underwriter discount of $2,320,344	3,600,000	3,600	33,676,056	-	33,679,656

Sale of unit purchase option to underwriters	-	-	100	-	100

Proceeds from underwriter over-allotment exercise net of
underwriter discount of $26,487	52,975	53	503,210	-	503,263

Proceeds subject to possible conversion of 3,031,969 shares	-	(3,032)	(30,377,297)	-	(30,380,329)

Forfeiture of 165,592 initial shares due to underwriters' partial
exercise of the over-allotment	(165,592)	(166)	166	-	-

Non-employee stock based compensation	-	-	142,057	-	142,057

Net loss for the period February 4, 2010 (inception) to
June 30, 2011	-	-	-	(282,248)	(282,248)

Balance at June 30, 2011	4,894,983	$1,863	$5,583,248	$(282,248)	$5,302,863

PRIME ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CASH FLOWS

		For the period	For the period
	For the six	from February 4, 2010	from February 4, 2010
	months ended	(Inception) to	(Inception) to
	June 30, 2011	June 30, 2010	June 30, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net Loss	$(215,258)	$(20,382)	$(282,248)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Non-employee stock based compensation	107,683	11,458	142,057
Depreciation expense	420	-	479
Changes in operating assets and liabilities
Prepaid expenses	(50,460)	(1,377)	(53,160)
Accrued expenses	(134,857)	-	112,720
Deferred offering costs	358,900	(106,169)	-
Due to related party	(12,912)	546	(153)
Net cash provided by (used in) operating activities	53,516	(115,924)	(80,305)

Cash Flows from Investing Activities
Funds placed in trust account from initial public offering	(36,088,000)	-	(36,088,000)
Funds placed in trust account from underwriters' exercise of
overallotment option	(518,096)	-	(518,096)
Interest reinvested in trust account	(6,718)	-	(6,718)
Purchase of fixed assets	-	-	(3,042)
Net cash used in investing activities	(36,612,814)	-	(36,615,856)

Cash Flows from Financing Activities
Proceeds from sale of ordinary shares to founding stockholders	-	1,409	1,564
Proceeds from initial public offering	36,000,000	-	36,000,000
Proceeds from issuance of underwriter purchase option	100	-	100
Proceeds from private placement of insider warrants	1,638,800	-	1,638,800
Proceeds from underwriter over-allotment exercise	529,750	-	529,750
Payment of underwriting fees and offering costs	(1,323,998)	-	(1,323,998)
Proceeds from notes payable to stockholders	-	125,000	150,000
Payment of notes payable to stockholders	(150,000)	-	(150,000)
Net cash provided by financing activities	36,694,652	126,409	36,846,216

Net increase in cash	135,354	10,485	150,055

CASH, at beginning of period	14,701	-	-
CASH, at end of period	$150,055	$10,485	$150,055
	-		-

Supplemental disclosure of non-cash financing activities
Deferred underwriters' commision included in proceeds
from the IPO and over-allotment exercise	$1,022,833	$-	$1,022,833

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Plan of Business Operations

Prime Acquisition Corp. (the “Company”) is a Cayman Islands limited life exempted company organized as a blank check company for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of an operating business through contractual arrangements, that has its principal operations located in the greater China region.

The registration statement for the Company’s initial public offering (the “Offering”) was declared effective March 24, 2011. The Company consummated the Offering on March 30, 2011 and received net proceeds of $34,702,656, including $1,008,000 in deferred underwriter’s fees and $1,638,800 from the private placement sale of Placement Warrants (Note 3). On May 10, 2011, the underwriters of the Offering exercised their over-allotment option in part, for an additional 52,975 units (over and above the 3,600,000 units sold in the Offering), and the Company received additional net proceeds of $518,095.50, including $148,330 in deferred underwriter's fees. Substantially all of the net proceeds from the Offering and private placement are intended to be generally applied toward consummating a business combination (“Business Combination”). The Company’s management has complete discretion in identifying and selecting a target business. There is no assurance that the Company will be able to successfully effect a Business Combination. $36,606,095.50 is being held in a trust account (“Trust Account”) until the earlier of (i) the completion of a Business Combination and (ii) liquidation of the Company. The funds being in a trust account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages execute agreements with the Company waiving any right in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions, and initial and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders with the opportunity to redeem their shares for a pro rata portion of the Trust Account. In the event that shareholders owning 83% or greater of the total number of shares issued in the Offering (“Public Shares”) exercise their redemption rights, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to waive any redemption rights they may have in connection with the Business Combination.

With respect to a Business Combination which is consummated, any shareholder may demand that the Company convert his or her shares. Any shareholder will have the right to demand that such shareholder’s shares be converted into a pro rata share of the Trust Account, initially approximately $10.02 per Public Share. The Company’s Memorandum and Articles of Association provides that the Company will continue in existence only until 18 months from the consummation of the Offering or 24 months from the consummation of the Offering if the period to complete a Business Combination has been extended. If the Company has entered into a letter of intent, memorandum of understanding or definitive agreement for a Business Combination, the period of time to consummate a Business Combination will be automatically extended by an additional six months for the purpose of consummating such Business Combination.  If the Company has not completed a Business Combination by such dates, this will trigger the winding up of the Company and it will liquidate and distribute the proceeds held in the Trust Account to the Public Shareholders.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying condensed financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company’s management, the accompanying condensed financial statements contain all adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly the financial position, results of operations and cash flows of the Company at the dates and for the periods indicated.  The interim results for the period ended June 30, 2011 are not necessarily indicative of the results for the full 2011 fiscal year or any other future interim periods and should be read in conjunction with the financial statements and notes included in the Company’s Registration Statement on form F-1 filed with the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Geographical Risk

The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

Investments Held in Trust

Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with Accounting Standards Codification (“ASC”) 320 “Investments - Debt and Equity Securities.”  Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity.  Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method.  Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Income Taxes

The Company was incorporated as a Cayman Island exempted company and therefore the Company is not currently subject to income tax. Upon consummation of an acquisition as contemplated, the Company may be subject to income tax depending on the jurisdiction and nature of the merged entity’s operations.

Redeemable Common Stock

The Company accounts for redeemable common stock in accordance with ASC 480-10-S99-3A “Classification and Measurement of Redeemable Securities,” which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. Accordingly, 3,031,969 shares of common stock sold in the Offering are classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value in the period they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Share-Based Compensation

Share-based compensation expense related to non-employee options is recognized in accordance with ASC 505-50 “Equity-Based Payments to Non-Employees” for equity instruments issued to other than employees for acquiring goods and or services.

The Company estimates the fair value of option awards using the Black-Scholes option pricing model. Determining the fair value of awards under this model represents management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. The 1,564,000 ordinary shares issued to the Company’s Initial Shareholders were issued for $0.001 per share, which is considerably less than the Offering per share price; such shares have been assumed to be retroactively outstanding for the period since inception.

Potentially dilutive securities include:

		For the period	For the period
	For the period	from February 4, 2010	from February 4, 2010
	from January 1, 2011	(Inception) to	(Inception) to
	to June 30, 2011	June 30, 2010	June 30, 2011

Warrants to purchase common stock	7,192,667	-	7,192,667
Options to purchase common stock	55,000	55,000	55,000
Total potential dilutive securities	7,247,667	55,000	7,247,667

The warrants and options have been excluded from the computation of fully diluted loss per share as their effect is anti-dilutive.

Recent Accounting Pronouncements

The adoption of recently effective accounting standards did not have a material effect on the Company’s financial statements; nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company’s financial position or results of operations when adopted.

Note 3 — Initial Public Offering

The registration statement for the Offering was declared effective March 24, 2011. On March 30, 2011, the Company sold 3,600,000 Units, at an Offering price of $10.00 per unit, generating gross proceeds of $36,000,000. Each Unit consists of one ordinary share, $0.001 par value, of the Company and one Redeemable Purchase Warrant (“Warrant”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing upon the later of completion of a Business Combination or March 30, 2012 and expiring on March 30, 2016, unless earlier redeemed. The Company may redeem the Warrants, at a price of $0.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, the Founder warrants and the Placement Warrants may be exercised on a “cashless basis.’' In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (X) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (Y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

In connection with the Offering the Company granted the underwriters a 45-day option to purchase up to 540,000 additional Units solely to cover over-allotments. On May 10, 2011, the Company announced that the underwriters of its Offering exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the Offering) generating additional gross proceeds of $529,750.

The 3,652,975 units sold in the Offering, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,096, which includes a portion of the $1,638,800 of proceeds from the private placement of Placement Warrants (as defined below) to the founding shareholders, has been placed in trust.

The Company agreed to pay the underwriters in the Offering an underwriting discount of 5% of the gross proceeds of the Offering. However, the underwriters agreed that a portion of the underwriting discounts equal to 2.8% of the gross proceeds of the Offering (or $1,022,833) will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company's liquidation if it is unable to complete a Business Combination.

On March 24, 2011, certain of the initial stockholders purchased an aggregate of 2,185,067 warrants (the “Placement Warrants”) from the Company in a private placement pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended. The Placement Warrants were sold for a total purchase price of $1,638,800 or $0.75 per warrant. The private placement took place immediately prior to the consummation of the Offering. The Placement Warrants are identical to the Warrants contained in the Units except that the Placement Warrants may be exercised on a cashless basis at any time after a Business Combination even if there is not an effective registration statement relating to the shares underlying the Warrants so long as such Placement Warrants are held by these individuals or their affiliates and are subject to certain transfer restrictions. Pursuant to that certain Placement Warrant Purchase Agreement, the purchasers have agreed that, with certain exceptions for certain gifts to family members, by virtue of the laws of descent, and pursuant to a qualified domestic relations order, the Placement Warrants will not be sold or transferred by them until after the Company has completed a business combination.

In addition, at the closing of the Offering, the Company issued a unit purchase option, for $100, to the representative of the underwriters and/or its designees to purchase 215,000 Units at an exercise price of $12.00 per unit. The units issuable upon exercise of this option are identical to the units being offered in the Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of this unit purchase option is approximately $1,220,400 (approximately $3.39 per unit) using a Black-Scholes option-pricing model.

The fair value of the unit purchase option granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 43.55%, (2) risk-free interest rate of 1.44% based on the five year U.S. Treasury Note and (3) expected life of 5 years. The volatility assumption is based on the average of two post-merged blank check company's operating in the greater China region in uncorrelated sectors (media and agriculture). Thus, the Company believes that the volatility estimate is comprehensive enough, considering that the Company does not have a specific target industry. The Company believes also that the volatility estimate calculated is a reasonable benchmark to use in estimating the expected volatility of the Company’s Units. Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and automatically dissolves and subsequently liquidates its Trust Account, the option will become worthless. The unit purchase option may be exercised for cash. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying warrants, the unit purchase option or warrants, as applicable, will expire worthless.

Note 4 — Investments Held in Trust

Substantially all of the net proceeds from the Offering are intended to be generally applied toward consummating a Business Combination. Management agreed to place the net proceeds from the Offering into the Trust Account until the earlier of (i) the completion of a Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages execute agreements with the Company waiving any right in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements.

As of June 30, 2011, investment securities in the Company’s Trust Account consist of $36,605,477 in United States government treasury bills with maturities ranging from October 6, 2011 to November 10, 2011 and $7,338 in cash. The carrying amount, excluding accrued interest income, gross unrealized holding gains and fair value of held-to-maturity securities at June 30, 2011 are as follows:

		Gross
	Carrying	Unrecognized
	Amount	Gains (Losses)	Fair Value
Cash	$7,338	$-	$7,338
Held-to-Maturity:
United States Treasury Securities	36,605,477	15,849	36,621,326
Total Investments Held in Trust	$36,612,814	$15,849	$36,628,664

As of June 30, 2011 the Company has recognized $6,689 of interest income related to the United States government treasury bills with $12,523 of the unamortized discount to be recognized over the remaining life of the securities.

Note 5 — Related Party Transactions

The Company had entered into three non-interest bearing unsecured promissory notes with two directors of the Company in an aggregate principal amount of $150,000. The notes were repaid on March 30, 2011 with proceeds from the Offering.

From time to time Company’s executives incur expenses on behalf of the Company for various office and travel expenses.  A total of $73,263 in such expenses was repaid to executives of the Company following the completion of the Offering.

The Company has agreed to pay Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing March 30, 2011 and ending on the earlier of consummation of a Business Combination or liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, the Company’s chairman. The total expenses incurred under this agreement for the period from February 4, 2010 (inception) to June 30, 2011 were $22,984.

Note 6 — Shareholder's Equity

Common Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. The holders of the ordinary shares are entitled to one vote for each ordinary share.

As of June 30, 2011 there were 4,894,983 units outstanding. In addition, 253,877 founder units and the underlying ordinary shares and warrants will be forfeited by the founders in the event the last sales price of the Company’s ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of an initial Business Combination. An additional 253,878 founder units and the underlying ordinary shares and warrants will be forfeited for no consideration in the event the last sales price of the Company’s ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of an initial Business Combination.

Note 7 – Non-Employee Share-Based Compensation

On February 25, 2010 the Company’s board of directors authorized the issuance of up to 20,000 stock options, each option to purchase one ordinary share of the Company to directors, employees and consultants of the Company.  The ordinary shares underlying the options will be restricted from receiving any funds held in the Trust Account.

On December 3, 2010 the Company’s board of directors further authorized the additional issuance of 35,000 stock options, each option to purchase one ordinary share of the Company to officers or directors of the Company.  The ordinary shares underlying the options will be restricted from receiving any funds held in the Trust Account.   This additional authorization brings the total stock options authorized as of June 30, 2011 to 55,000.

In connection with the authorization, the Company granted a total of 9,500 options to certain non-employee consultants for services to be provided over a two year period that vest quarterly and 35,000 options to certain officers or directors over a two and a half year period that vest quarterly. In addition the Company granted certain consultants 10,500 options which vest upon such consultants meeting certain performance requirements.

The following table summarizes the non-employee stock option activity for the period from February 4, 2010 (inception) to June 30, 2011:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at February 4, 2010 (inception)	-	$-	-	$-
Granted	55,000	0.001	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2010	55,000	0.001	6.22	530,679
Granted	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at June 30, 2011	55,000	0.001	5.97	519,150
Exercisable at June 30, 2011	14,838	$0.001	5.97	$142,057

The Following table summarizes the unvested non-employee stock option activity during the period from February 4, 2010 (inception) to June 30, 2011.

Number of Shares
Unvested at February 4, 2010 (inception)	-
Granted	55,000
Vested	(14,838)
Canceled	-
Unvested at June 30, 2011	40,162

The fair value assigned to the vested increments of these awards was estimated at the date of vesting using the Black-Scholes option-pricing model with the following assumptions:

Period from
February 4, 2010
(inception) to
June 30, 2011
Risk-free interest rate	1.47%
Expected term (in years)	5.97
Weighted average expected stock price volatility	43.55%
Expected dividend yield	0%
Weighted average grant-date fair value of options granted	$9.4391

Management used the following assumptions for the Black-Scholes inputs: On the option grant date, a current stock price of $9.65 was used for determining the fair value of the Company’s stock. This was based on observations of market prices for comparable shares of common stock for similar companies who have completed IPO’s, an expected volatility based on the average expected volatilities of a sampling of three companies with similar attributes to the Company, including: industry, stage of life cycle, size and financial leverage, an expected dividend rate of 0% based on management plan of operations, a risk free interest rate based on the current U.S. Treasury 5-year Treasury Bill and an expected forfeiture rate of 0%.

Management’s estimated fair value of the common stock of $9.65 differs from the IPO price of $10.00 by $0.35. This difference is attributable to the additional value of the warrant to purchase one share of common stock included in the IPO units. Management determined this difference as noted above by observing current market prices for common stock and separately trading public warrants for comparable public companies.

The fair value of the outstanding unvested shares will be recognized when the performance completion date has occurred and the options vest.

Share-based compensation expense from non-employee stock options totaled $107,683, $0 and $142,057 for the six months ended June 30, 2011, for the period from February 4, 2010 (inception) to June 30, 2010 and for the period from February 4, 2010 (inception) to June 30, 2011, respectively.

The amount of unearned share-based compensation expense from non-employee stock options as of June 30, 2011 was $379,085

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 4, 2011	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu
Title: Chief Executive Officer